Exhibit 99.2

Turquoise Hill Resources Ltd.

354-200 Granville Street, Vancouver, British Columbia V6C 1S4

Tel: (604) 688 5755

PROXY

This proxy is solicited by management of TURQUOISE HILL RESOURCES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 8, 2018.

The undersigned hereby appoints Jeff Tygesen, the Chief Executive Officer of the Corporation, or, failing him, R. Peter Gillin, the Chairman of the Corporation, or instead of any of the foregoing,

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as nominee of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Meeting to be held at the Fairmont Royal York Hotel located at 100 Front Street West, Toronto, Ontario on May 8, 2018 at 9:00 am local time, and at any adjournment or postponement thereof, and directs the nominee to vote or withhold from voting, as the case may be, the shares of the undersigned in the manner indicated below. Voting recommendations are indicated in bold:

1. ELECTION OF DIRECTORS

1. JAMES W. GILL	FOR	WITHHOLD

2. R. PETER GILLIN	FOR	WITHHOLD

3. STEPHEN JONES	FOR	WITHHOLD

4. ULF QUELLMANN	FOR	WITHHOLD

5. RUSSEL C. ROBERTSON	FOR	WITHHOLD

6. MARYSE SAINT-LAURENT	FOR	WITHHOLD

7. JEFF TYGESEN	FOR	WITHHOLD

2. APPOINTMENT OF AUDITORS To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR	WITHHOLD

3. NON-BINDING ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

Non-binding advisory vote to accept the approach to executive compensation disclosed in the accompanying information circular.

FOR	AGAINST

4. To transact any other business as may properly come before the Meeting or at any adjournment or postponement thereof.

The undersigned hereby authorizes his/her nominee to act in accordance with the instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if the undersigned appoints another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, the undersigned authorizes his/her nominee to vote as he/she sees fit.

Signature	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 5:00 PM (Pacific Time) on May 4, 2018.

NOTES:

A proxy will not be valid unless the completed, signed and dated form of proxy is sent to AST Trust Company (Canada), by facsimile, Attention: Proxy Department, at 1-416-368-2502 or 1-866-781-3111 or by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by e-mail at proxyvote@astfinancial.com or delivered by hand to The Oceanic Plaza, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1, or1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6, or 1600-2001 blvd Robert-Bourassa, Montreal, Quebec, H3A 2A6 and received by AST Trust Company (Canada) not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment or postponement thereof, or delivered to the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

Any one of the joint holders of a common share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by a proxyholder, that one of them whose name appears first in the register of members in respect of the common share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or an attorney duly authorized in writing.

A shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The common shares represented by the proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and where a choice with respect to a matter to be acted on is specified, the common shares will be voted in accordance with that specification, however, if no such instructions are given, in respect of any matter, this proxy will be voted as recommended by the management of the Corporation. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Corporation to the holder.

The information circular, which contains disclosure relating to the matters to be acted upon can be accessed electronically on the SEDAR website at www.sedar.com. A shareholder may also request, free of charge, a copy of the relevant information circular by contacting the Corporate Department at 354 - 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, or at 604-688-5755 or through the Company’s website at www.turquoisehill.com.

OR Vote by Internet:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of Proxy available when you access the website at www.astvotemyproxy.com. You will be prompted to enter your 13- digit Control Number which is located in the box below. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website. The cutoff time for voting over the Internet is 5:00 p.m. (Pacific Time) on May 4, 2018.

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Name of Shareholder

Address of Shareholder